Exhibit 12.1
LNB Bancorp, Inc.

	For the nine months ended
	September 30,		For the Years Ended December 31,
(Dollars in thousands)	2008	2007	2007	2006	2005	2004	2003

Earnings: (1)
Income before income tax expense	$2,065	$4,903	$7,163	$7,093	$8,892	$10,526	$11,126
Fixed charges	20,054	21,050	29,092	20,635	13,402	9,102	9,196

Total earnings (a)	$22,119	$25,953	$36,255	$27,728	$22,294	$19,628	$20,322

Fixed charges (1):
Interest on deposits	$17,041	$18,436	$25,535	$18,145	$10,913	$6,814	$7,261
Interest on borrowings	3,013	2,614	3,557	2,490	2,489	2,288	1,935
Interest portion of rental expense	—	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—	—

Total fixed charges (b)	$20,054	$21,050	$29,092	$20,635	$13,402	$9,102	$9,196

Ratio of earnings to fixed charges (a/b)	1.10	1.23	1.25	1.34	1.66	2.16	2.21

Earnings, excluding interest on deposits:
Total earnings	$22,119	$25,953	$36,255	$27,728	$22,294	$19,628	$20,322
Less interest on deposits	17,041	18,436	25,535	18,145	10,913	6,814	7,261

Total earnings excluding interest on deposits (c)	$5,078	$7,517	$10,720	$9,583	$11,381	$12,814	$13,061

Fixed charges, excluding interest on deposits:
Total fixed charges	$20,054	$21,050	$29,092	$20,635	$13,402	$9,102	$9,196
Less interest on deposits	17,041	18,436	25,535	18,145	10,913	6,814	7,261

Total fixed charges, excluding interest on deposits (d)	$3,013	$2,614	$3,557	$2,490	$2,489	$2,288	$1,935

Ratio of earnings to fixed charges, excluding interest on deposits (c/d) (2)	1.69	2.88	3.01	3.85	4.57	5.60	6.75

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The ratio of earnings to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.